

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
CNY 700,000,000 0.05% Notes due 17 June 2015
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated June 15, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Chinese Renminbi (Yuan) ("CNY") 700,000,000 0.50% Notes due 17 June 2015 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2009, as amended by a Supplementary Prospectus dated May 17, 2010, and a Registration Document dated August 11, 2009, as supplemented by a Securities Note dated June 15, 2010 (which includes a Pricing Supplement dated June 15, 2010) and a Summary Note dated June 15, 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated June 15, 2010 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated August 11, 2009, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100%	Not applicable	100%
Total	CNY 700,000,000	Not applicable	CNY 700,000,000 (payable in U.S. dollars in the amount of USD 102,639,296.19)

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers incurred in connection with the filing of this report with the U.S. Securities and Exchange Commission and those related to the agent and paying agents for the Notes, as well as other expenses in connection with the issuance, authentication, packaging and delivery of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2009.*

(c) (i) The Programme Agreement dated August 11, 2009.*
(ii) The Purchaser's Confirmation dated June 15, 2010.
(iii) The Agency Agreement dated August 11, 2009.*

(d) (i) The Base Prospectus dated August 11, 2009.*
(ii) The Supplementary Prospectus dated May 17, 2010.
(iii) The Registration Document dated August 11, 2009.*
(iv) The Securities Note dated June 15, 2010.
(v) The Summary Note dated June 15, 2010.
(vi) The Pricing Supplement dated June 15, 2010.

---

* Previously filed with the Securities and Exchange Commission on November 25, 2009.

J.P.Morgan

15 June 2010

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay and Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
CNY 700,000,000 0.50 per cent. Notes due 17 June 2015 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes..

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are CNY700,000,000 (payable in USD in the amount of USD102,639,296.19) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724 .

J.P.Morgan

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.



By: ....
Authorised signatory

SUPPLEMENTARY PROSPECTUS DATED 17 MAY 2010



European Bank for Reconstruction and Development

€20,000,000,000
Global Medium Term Note Programme

This Supplement (the "**Supplement**"), to the Prospectus (the "**Prospectus**") dated 11 August 2009 which comprises a base prospectus, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the "**FSMA**") and is prepared in connection with the Global Medium Term Note Programme (the "**Programme**") established by European Bank for Reconstruction and Development (the "**Issuer**"). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 14 May 2010 the Issuer published its financial statements as at, and for the year ended 31 December 2009. A copy of those financial statements has been filed with the Financial Services Authority and, by virtue of this Supplement, those financial statements are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the registered office of the Issuer and the specified office of the Paying Agent for the time being in London, as described on pages 12 and 73 of the Prospectus.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, since the publication of the Prospectus.

An investor should be aware of its rights arising pursuant to Section 87Q(4) of the FSMA.

If documents which are incorporated by reference to this Supplement themselves incorporate any information or other documents therein, either expressly or implicitly, such information or other documents will not form part of this Supplement except where such information or other documents are specifically incorporated by reference or attached to the Supplement.

Financial Services Authority
UK Listing Authority
Document approved
Date: 19 5 10
Signed:



Securities Note



European Bank for Reconstruction and Development

CNY700,000,000 0.50 per cent. Notes due 17 June 2015 payable in United States Dollars (the "Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and the summary note (the "Summary Note") dated 15 June 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Securities Note. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Securities Note is provided to the Investor at the time such offer is made.

Dealer

J.P. Morgan

15 June 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Dealer (as defined below)) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application will be made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or J.P. Morgan Securities Ltd. (the "Dealer"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Dealer does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "CNY" are to Chinese Renminbi (Yuan) and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

The Notes are US dollar settled debt instruments. All amounts due under the Notes, including the coupon, the Early Redemption Amount and the final redemption price of the Notes, will be payable in US dollars at the prevailing exchange rate between Chinese Renminbi and the US dollar at the time of payment. Accordingly, the US dollar return on the Notes, or yield to maturity, will depend on the principal amount, the coupon and the premium (or Early Redemption Amount) converted into US dollars at the prevailing exchange rate. Any volatility of the exchange rate during the term of the Notes will affect the return on the Notes, or yield to maturity, in US dollars. In particular, any devaluation of the Chinese Renminbi against the US dollar during the term of the Notes will decrease the US dollar

return on the Notes and will result in the yield to maturity of the Notes in US dollars being less than the stated yield to maturity of the Notes, which is calculated in Chinese Renminbi.

Investors should be aware that the determination of any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with China and the Chinese economy

There are a number of risks associated with the People's Republic of China (for these purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) ("China" or "the PRC") and the Chinese economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

The value of the Chinese Renminbi against the U.S. dollar may fluctuate and is affected by, among other factors, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On 21 July 2005, the PRC government changed its policy of pegging the value of the Chinese Renminbi to the U.S. dollar. Under the new policy, the Chinese Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Chinese Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Chinese Renminbi has traded at a relatively stable level within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and possibly more significant appreciation of the Chinese Renminbi against the U.S. dollar. Any significant fluctuation in the exchange rate between the Chinese Renminbi and the U.S. dollar may adversely affect the Notes.

The Chinese Renminbi may not maintain its current value. The PRC government imposes controls on the convertibility of the Chinese Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Any governmental interference with the exchange rate or changes in the exchange control mechanisms could lead to a depreciation of the Chinese Renminbi, which could make the Notes more expensive and negatively affect their market value.

China's economy differs from the economies of most other countries in many respects, including the degree of government intervention in the economy such as government control of foreign exchange and the allocation of resources, the general level of economic development and growth rates. While the PRC economy has experienced significant growth in the past 30 years, this growth has been uneven across different periods, regions and amongst various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has, at times, implemented a number of measures, such as increasing the People's Bank of China's statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, in response to the global financial crisis, the PRC government relaxed such requirements but, since early 2010, has begun to tighten these requirements again, partly in response to the recovery in the growth of the PRC economy. Any future actions and policies adopted by the PRC government could significantly affect the availability of credit.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Dealer or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the CNY/USD foreign exchange rate may go down as well as up. Prospective investors may receive an amount in USD (based on the prevailing exchange rate between the Chinese Renminbi and the USD at the time of payment) less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the CNY/USD foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest in USD or other consideration in USD than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount in USD may even be zero. The Issuer has no control over a number of matters

that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the CNY/USD foreign exchange rate is not necessarily indicative of future performance.

JPMorgan Chase Bank, N.A. may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting CNY into USD upon the occurrence of a Price Source Disruption Event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable in USD to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the CNY/USD foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Chinese Renminbi, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of China or the United States, and, in turn, the exchange rates and therefore the value of the CNY/USD foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the €€€20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and to form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

15 June 2010

European Bank for Reconstruction and Development
CNY700,000,000 0.50 per cent. Notes due 17 June 2015 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which, together with the Supplementary Prospectus dated 17 May 2010 (the "**Supplementary Prospectus**"), constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Supplementary Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Supplementary Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Supplementary Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Chinese Renminbi (Yuan) ("**CNY**"), the lawful currency of the People's Republic of China (for these purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), provided that all payments under the Notes will be made in United States dollars ("**USD**") only
2	Nominal Amount:		CNY 700,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		17 June 2010
5	Issue Price:		100 per cent.
6	Maturity Date:		17 June 2015
7	Fungible with existing Notes:		No

FORM OF THE NOTES

AV – 4.12

8	Form of Note:		Registered
9	New Global Note:		No
10	(a)	Specified Denomination:	CNY700,000 and integral multiples of CNY 10,000 thereafter
	(b)	Calculation Amount:	CNY10,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable

13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		17 June 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	0.50 per cent. per annum. For the avoidance of doubt, CNY50 per Calculation Amount (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD only, as further described in Annex A.
	(b)	Fixed Interest Dates:	17 June in each year commencing 17 June 2011, subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies Beijing, Singapore, London and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No

23	(a) Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 9 applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	People's Republic of China The Dealer has represented, warranted and agreed that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan).
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	051501713
	ISIN Code:	XS0515017134
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	Not applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 17 June 2010 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 17 June 2010 or as soon as practicable thereafter.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be in the amount of USD102,639,296.19 based on an exchange rate of CNY 6.82 to USD 1.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	USD 102,639,296.19 based on an exchange rate of CNY 6.82 to USD 1.00
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	0.5 per cent. per annum As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

AV – 4.9

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the CNY/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the CNY/USD foreign exchange rate. Information in respect of the CNY/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Calculation Amount *divided by* the CNY Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

CNY 50 *divided by* the CNY Rate and rounded down to the nearest cent.

If the CNY Rate is not available for any reason on Reuters page "SAEC" or on any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a price source disruption event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in USD in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date, the Postponed Maturity Date, or the Postponed Early Redemption Date, as the case may be. If on the 10th Business Day following the original Rate Fixing Date Reuters page "SAEC" (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of CNY per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of CNY and the purchase of USD at or about 16:00 hours Beijing time on the Rate Fixing Date for settlement two Beijing business days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if fewer than two Reference Dealers provide such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Beijing Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Beijing;

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City, Beijing and Singapore;

"**Calculation Agent**" means the JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to the JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**CNY Rate**" means, in respect of the Rate Fixing Date, the CNY/USD spot rate expressed as the amount of CNY per one USD, for settlement in two Beijing Business Days, which appears on the Reuters screen "SAEC" page opposite the symbol "USDCNY=" (or such other page or service as may replace any such page for the purposes of displaying the CNY/USD reference rate) at approximately 09:15 AM Beijing time on such Rate Fixing Date.

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Beijing, London, New York and Singapore Business Days before the applicable Fixed Interest Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five Business Days before the applicable Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date as the case may be; and

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the CNY/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

Annex B
Historical Data

The following table summarises certain historical information regarding the CNY/USD foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	8.2776	8.2760
January 2003 - December 2003	8.2778	8.2765
January 2004 - December 2004	8.2775	8.2763
January 2005 - December 2005	8.2767	8.0702
January 2006 - December 2006	8.0702	7.8045
January 2007 - December 2007	7.8143	7.3037
January 2008 - December 2008	7.2937	6.8113
January 2009 – December 2009	6.8519	6.8192
January 2010 – May 2010	6.8338	6.8236

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be USD 102,639,296.19) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISER

To the Dealer

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

CNY700,000,000 0.50 per cent. Notes due 17 June 2015 payable in United States Dollars (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its CNY700,000,000 0.50 per cent. Notes due 17 June 2015 (the "Notes"), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 15 June 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan

15 June 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (as defined in the Securities Note), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero.
Arranger for the Programme	Merrill Lynch International
Dealer	J.P. Morgan Securities Ltd.
Agent	Citibank, N.A.
Currency	Chinese Renminbi (Yuan) ("CNY"), the lawful currency of the People's Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	17 June 2015
Issue Price	The Issue Price of the Notes is 100 per cent.
Fungible with existing Notes	No
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	0.50 per cent.
Interest Payment Date(s) or Interest Period(s) .	17 June in each year commencing 17 June 2011
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes	CNY700,000 and integral multiples of CNY10,000 in excess thereof
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank pari passu without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds,

	notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing	Application will be made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc on or as soon as practicable after the issue date.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €€21 billion, of which €6 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Kurt Bayer, Stefania Bazzoni, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be USD 102,639,296.19) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General
Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €€21 billion of authorised share capital, €€6 billion has been paid in. €€15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with the People's Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) and the Chinese economy in general, including but not limited to historic volatility of the Chinese Renminbi, which may have effects upon the Notes, and in particular the CNY/USD exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Dealer nor JPMorgan Chase Bank, N.A. acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the CNY/USD foreign exchange rate may go down as well as up.
If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the CNY/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.
If the volatility, or anticipated volatility, of the CNY/USD foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

15 June 2010

European Bank for Reconstruction and Development
CNY700,000,000 0.50 per cent. Notes due 17 June 2015 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which, together with the Supplementary Prospectus dated 17 May 2010 (the "**Supplementary Prospectus**"), constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Supplementary Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Supplementary Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Supplementary Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Chinese Renminbi (Yuan) ("**CNY**"), the lawful currency of the People's Republic of China (for these purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), provided that all payments under the Notes will be made in United States dollars ("**USD**") only
2	Nominal Amount:		CNY 700,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		17 June 2010
5	Issue Price:		100 per cent.
6	Maturity Date:		17 June 2015
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	(a)	Specified Denomination:	CNY700,000 and integral multiples of CNY 10,000 thereafter
	(b)	Calculation Amount:	CNY10,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable

13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		17 June 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	0.50 per cent. per annum. For the avoidance of doubt, CNY50 per Calculation Amount (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD only, as further described in Annex A.
	(b)	Fixed Interest Dates:	17 June in each year commencing 17 June 2011, subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies Beijing, Singapore, London and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No

23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 9 applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	People's Republic of China The Dealer has represented, warranted and agreed that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan).
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	051501713
	ISIN Code:	XS0515017134
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market

36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	Not applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 17 June 2010 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Duly Authorised Officer

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	
		Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 17 June 2010 or as soon as practicable thereafter.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be in the amount of USD102,639,296.19 based on an exchange rate of CNY 6.82 to USD 1.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	USD 102,639,296.19 based on an exchange rate of CNY 6.82 to USD 1.00
(iii)	Estimated total expenses:	£10,000

6 **YIELD**

Indication of yield:	0.5 per cent. per annum
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the CNY/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the CNY/USD foreign exchange rate. Information in respect of the CNY/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Calculation Amount *divided by* the CNY Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

CNY 50 *divided by* the CNY Rate and rounded down to the nearest cent.

If the CNY Rate is not available for any reason on Reuters page "SAEC" or on any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a price source disruption event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in USD in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date, the Postponed Maturity Date, or the Postponed Early Redemption Date, as the case may be. If on the 10th Business Day following the original Rate Fixing Date Reuters page "SAEC" (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of CNY per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of CNY and the purchase of USD at or about 16:00 hours Beijing time on the Rate Fixing Date for settlement two Beijing business days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if fewer than two Reference Dealers provide such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Beijing Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Beijing;

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City, Beijing and Singapore;

"**Calculation Agent**" means the JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to the JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**CNY Rate**" means, in respect of the Rate Fixing Date, the CNY/USD spot rate expressed as the amount of CNY per one USD, for settlement in two Beijing Business Days, which appears on the Reuters screen "SAEC" page opposite the symbol "USDCNY=" (or such other page or service as may replace any such page for the purposes of displaying the CNY/USD reference rate) at approximately 09:15 AM Beijing time on such Rate Fixing Date.

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Beijing, London, New York and Singapore Business Days before the applicable Fixed Interest Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five Business Days before the applicable Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date as the case may be; and

"Reference Dealers" means four leading dealers, banks or banking corporations which regularly deal in the CNY/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

Annex B
Historical Data

The following table summarises certain historical information regarding the CNY/USD foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	8.2776	8.2760
January 2003 - December 2003	8.2778	8.2765
January 2004 - December 2004	8.2775	8.2763
January 2005 - December 2005	8.2767	8.0702
January 2006 - December 2006	8.0702	7.8045
January 2007 - December 2007	7.8143	7.3037
January 2008 - December 2008	7.2937	6.8113
January 2009 – December 2009	6.8519	6.8192
January 2010 – May 2010	6.8338	6.8236

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.